Exhibit 99.2

NOTICE TO THE MARKET

JBS USA ANNOUNCES PRICING OF SENIOR NOTES DUE IN 2034 AND 2053 IN THE AMOUNT OF U.S.$ 2.5 BILLION

JBS S.A. (B3: JBSS3, OTCQX: JBSAY, “JBS”) in accordance with the terms of the Brazilian Securities and Exchange Commission Resolution No. 44/21, as amended, communicates to its shareholders and the market, that its subsidiaries, JBS USA Lux S.A., JBS USA Food Company and JBS Luxembourg SARL (together, the “Issuers”), priced today its senior notes to be offered in the international market, as follows: (i) U.S.$ 1,600,000,000.00 with yield of 6.768% per annum and coupon of 6.750% per annum, with maturity in 2034 (the “2034 Notes”); and (ii) U.S.$ 900,000,000.00 with yield of 7.287% per annum, and coupon of 7.250% per annum, with maturity in 2053 (the “2053 Notes”); together, the “Notes”).

The offering of the Notes of each series is expected to close on September 19, 2023, subject to customary closing conditions. Holders of the Notes will benefit from the registration rights set forth in the registration rights agreement entered into by JBS USA pursuant to which JBS USA agreed to use its commercially reasonable efforts to (i) file an exchange offer registration statement with the U.S. Securities and Exchange Commission, and (ii) consummate such exchange offer within 365 days of entering into the registration rights agreement.

The net proceeds from the offering of the Notes will be used for repayment of certain shorter maturity debt and for general corporate purposes.

São Paulo, September 5, 2023

Guilherme Perboyre Cavalcanti

Investor Relations Officer

This announcement is not an offer to sell, nor a solicitation to purchase the Notes or any other security and should not be considered an offer, solicitation or sale in any state or jurisdiction where such offer, solicitation or sale is in disagreement with the securities laws.